Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 5 DATED NOVEMBER 1, 2013
TO THE PROSPECTUS DATED AUGUST 26, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 26, 2013, Supplement No. 1 dated September 3, 2013, Supplement No. 2 dated September 20, 2013, Supplement No. 3 dated October 1, 2013 and Supplement No. 4 dated October 29, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	recent real property investments;
(3)	an update to our special notice to Pennsylvania investors;
(4)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of October 2013; and
(5)	information regarding the share redemption limit.
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of October 2013, we accepted investors’ subscriptions for, and issued, a total of 352,167 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $5.9 million, consisting of 347,015 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $5.8 million, and 5,152 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $86,000. As of October 31, 2013, we had accepted investors’ subscriptions for, and issued, approximately 3.5 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $57.1 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of October 31, 2013; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 86 of the prospectus.
As of October 31, 2013, we, through separate wholly-owned limited liability companies and limited partnerships, owned 28 properties located in 17 states, consisting of approximately 514,940 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and from proceeds from our line of credit. We did not acquire any properties between October 1, 2013 and October 31, 2013.

Special Notice to Pennsylvania Investors
The following information supersedes and replaces the section of our prospectus captioned “Plan of Distribution — Special Notice to Pennsylvania Investors” on page 198 of the prospectus.
Subscription proceeds received from residents of Pennsylvania will be placed in an interest-bearing escrow account with the escrow agent until subscriptions for shares aggregating at least $116,666,667 have been received and accepted by us. If we have not raised a minimum of $116,666,667 in gross offering proceeds (including sales made to residents of other jurisdictions) by the end of each 120-day escrow period (with the initial 120-day escrow period commencing upon the effectiveness of this offering), we will notify Pennsylvania investors in writing by certified mail within 10 calendar days after the end of each 120-day escrow period that they have a right to have their investments returned to them. If a Pennsylvania investor requests the return of his or her subscription funds within 10 calendar days after receipt of the notification, we will promptly return those funds to the investor, together with interest (which interest shall be paid within five business days after the first business day of the succeeding month).
NAV per Share
The following is a list of the NAV per share on each business day for the month of October 2013 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
October 1, 2013	$16.71	*	*
October 2, 2013	$16.71	*	*
October 3, 2013	$16.71	*	*
October 4, 2013	$16.71	*	*
October 7, 2013	$16.71	*	*
October 8, 2013	$16.72	*	*
October 9, 2013	$16.72	*	*
October 10, 2013	$16.72	$16.72	*
October 11, 2013	$16.73	$16.73	*
October 14, 2013	$16.73	$16.73	*
October 15, 2013	$16.73	$16.73	*
October 16, 2013	$16.73	$16.73	*
October 17, 2013	$16.73	$16.73	*
October 18, 2013	$16.78	$16.78	*
October 21, 2013	$16.78	$16.78	*
October 22, 2013	$16.78	$16.78	*
October 23, 2013	$16.79	$16.79	*
October 24, 2013	$16.79	$16.79	*
October 25, 2013	$16.79	$16.79	*
October 28, 2013	$16.79	$16.79	*
October 29, 2013	$16.81	$16.81	*
October 30, 2013	$16.81	$16.81	*
October 31, 2013	$16.81	$16.81	*
* Not available. We did not issue any A Shares prior to October 10, 2013 and we did not issue any I Shares as of October 31, 2013.
The NAV per share for W Shares and A Shares is the price at which we sold our W Shares and A Shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.

Please refer to “Valuation Policies” in the current prospectus for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus, and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of September 30, 2013, our NAV was $53,031,921. As of October 1, 2013, the redemption limit for the quarter ending December 31, 2013 was 10% of our NAV as of September 30, 2013. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of November 1, 2013 has not been reduced below 10% of our NAV as of September 30, 2013.
Neither the Securities and Exchange Commission nor any state securities commission has determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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